U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   FEBRUARY 1, 1994
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person

     Salvatore, Peter J.
     35 Seagate Road
     Staten Island, NY 10310

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2. Issuer Name and Ticker or Trading Symbol

     Tam Restaurants, Inc.


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3. IRS or Social Security Number or Reporting Person (Voluntary)


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4. Statement for Month/Year

     August 31, 1999


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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [ ] 10% Owner
     [ ] Officer (give title below)          [ ] Other (specify below)


                    _____________________________

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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

1. Title       2. Trans-      3. Trans-      4. Securities Acquired (A)    5. Amount of        6. Owner-      7. Nature of
of Security    action         action         or Disposed of (D)            Securities          Ship Form:     Indirect Bene-
(Instr. 3)     Date           Code           (Instr. 3, 4 and 5)           Beneficially        Direct (D)     ficial Owner-
               (Month/        (Instr.8)                                    Owned at            or Indirect    ship
               Day/Year)  ----------------------------------------------   End of Month        (I)            (Instr. 4)
                              Code    V      Amount    (A) or    Price     (Instr. 3 and 4)    (Instr. 4)
                                                       (D)
------------------------------------------------------------------------------------------------------------------------------
Common Stock   8/26/99         P             25,000    (A)      $1.375/Share   254,371          (D)




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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
                                                                          (Over)
                                                                 SEC 1474 (3/91)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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

1. Title   2. Conver-  3. Trans-  4. Transac-  5. Number  6. Date      7.Title and  8. Price     9. Number of  10. Owner- 11. Nature
of Deriv-  sion or     action     tion Code    of Deriv-  Exerciable   Amount of    of Deriva-   Derivative    ship Form  of Indir-
ative      Exercise    Date       (Instr. 8)   ative Se-  and Expir-   Underlying   tive Secur-  Securities    of Deriv-  ect Bene-
Security   Price of    (Month/                 curities   ation Date   Securities   ity (Instr.  Beneficially  ative Se-  ficial
(Instr. 3) Derivative  Day/Year)               Acquired   (Month/Day/  (Instr.      5)           Owned at End  curity:    Ownership
           Security                            (A) or      Year)       3 & 4)                    of Month      Direct     (Instr. 4)
                                               Disposed   -------------------------              (Instr. 4)    (D) or
                                               of (D)     Date    Expir-      Amt. or                          Indirect
                                               (Instr.    Exer-   ation Title Num. of                          (I) (Instr.
                                               3, 4 & 5)  cisable Date        Shares                          4)
                                   ---------------------
                                   Code   V   (A)   (D)
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




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

Explanation of Responses:

* Includes 9,082 shares held by Peter and Gail Salvatore Foundation, Inc., a trust of which Peter and Gail Salvatore are the beneficiaries.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S. C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

     PETER J. SALVATORE                                      9/7/99
/s/__________________________________                  _____________________
   Peter J. Salvatore                                         Date